Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Massey Energy Company

Commission File Number: 333 - 172888

This filing relates to a planned merger (the "Merger") between Alpha Natural Resources, Inc. ("Alpha") and Massey Energy Company ("Massey") pursuant to the terms of an Agreement and Plan of Merger, dated as of January 28, 2011 (the "Merger Agreement"), by and among Alpha, Mountain Merger Sub, Inc. and Massey. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Alpha on January 31, 2011, and is incorporated by reference into this filing.

The following press release was distributed to employees of Alpha on April 14, 2011.

Alpha Natural Resources, Inc.
FOR IMMEDIATE RELEASE

Alpha Natural Resources Names Industry Veteran
Paul Vining to New Chief Commercial Officer Post

ABINGDON, Va., April 14, 2011—Alpha Natural Resources, Inc. (NYSE: ANR), a leading supplier and exporter of coal, has appointed Paul Vining to the newly created position of Chief Commercial Officer.

Vining will bring 30 years of proven executive experience within the coal industry when he joins Alpha in early May. From 2008 to 2010 he was President and Chief Operating Officer of St. Louis-based Patriot Coal Corp. (NYSE: PCX), a major U.S. producer of metallurgical and steam coal. Prior to that Vining was Chief Executive Officer of Magnum Coal Co. and Trout Coal Holdings, two privately held Central Appalachian coal producers. He has held the top executive sales and trading positions for both Arch Coal and Peabody Energy, the two largest coal producers in the United States, and had key sales and marketing roles at Island Creek Coal Co. and A.T. Massey Coal Co.

Reporting to Alpha CEO Kevin Crutchfield, Vining will be responsible for domestic and international market development, sales, transportation and logistics, and product optimization for customers. He will lead one of the industry’s most experienced sales organizations with approximately 60 professionals serving customers in more than 25 countries as well as most major domestic utilities and industrial customers.

Vining will also oversee a significant expansion of Alpha’s presence in the international seaborne coal markets through the further utilization of Alpha’s sales and logistics capabilities, including new overseas sales locations serving the Asian markets. Alpha’s logistics platform, which will enlarge once Alpha completes its planned merger with Massey Energy Co. this year,  currently includes partial ownership of coal-export facility Dominion Terminal Associates, significant port capacity in the Gulf of Mexico, a network of river terminals, an ocean freight company with Panamax-class time charters, and a coal brokerage business.

“Paul will play a key role facilitating the expansion of our global sales and marketing activity, at a pivotal time when we expect to increase our international supply capabilities,” Crutchfield said. “Paul brings us experience in all facets of the industry, especially in market and sales development, and his track record demonstrates a proven ability to execute in this area.”

About Alpha Natural Resources

Alpha Natural Resources is one of America's premier coal suppliers with coal production capacity of greater than 90 million tons a year. Among U.S. producers, Alpha is a major supplier and exporter of metallurgical coal used in the steel-making process and is a major supplier of thermal coal to electric utilities and manufacturing industries across the country. The company, through its affiliates, employs approximately 6,500 people and operates approximately 60 mines and 14 coal preparation facilities in Appalachia and the Powder River Basin. More information about Alpha can be found on the company's website at www.alphanr.com.

Media Contact Investor Contact
Ted Pile       Todd Allen, CFA
(276) 623-2920          (276) 739-5328
tpile@alphanr.comtallen@alphanr.com

or

Rick Nida
(276) 739-5304
rnida@alphanr.com

Forward Looking Statements

Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
In connection with the proposed merger, on April 12, 2011 Alpha filed with the SEC Amendment No. 1 to its registration statement on Form S-4 (commission file number 333-172888) that includes a preliminary joint proxy statement/prospectus regarding the proposed merger.  After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the preliminary joint proxy statement/prospectus filed with the SEC.  You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on April 1, 2011 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.